Robert W. Walter, Esq. Phone (303) 667-7193 Rww200@comcast.net

December 15, 2005

VIA EDGAR

Duc Dang, Esq.

Mail Stop 3561

Office of Emerging Growth Companies

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Boulder Specialty Brands, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-126364

Filed July 1, 2005

Dear Mr. Dang:

On behalf of Boulder Specialty Brands, Inc., a Delaware corporation (“the Company”), we file with you herewith Amendment No. 8 (the “Amendment”) to the captioned Registration Statement on Form S-1 (the “Registration Statement”).

The Amendment is being filed in order to incorporate changes responsive to an issue raised yesterday by the Staff in a telephone conversation with the undersigned. The clarification made in the Amendment states that the conversion price payable to stockholders converting to cash at the time of an initial business combination shall be calculated on the basis of the aggregate amount in the trust account, before payment of deferred underwriting discounts and commissions and including interest net of taxes.

The Amendment also includes an additional risk factor regarding the likelihood of the Company having concentrated stock ownership after the offering. Based on the indications of interest received by the Representatives, the risk of concentrated ownership is enough that the inclusion of such risk factor is warranted.

The Company filed this Amendment, rather than requesting that the Staff permit the inclusion of such changes in the definitive prospectus, principally because of the new standards imposed under Rule 159(a) and (b) adopted under the Securities Offering Act Reforms. Although the information in the Amendment may be immaterial, the Company concluded that conveying this information to investors by the filing of a pre-effective amendment would best meet the disclosure objectives of Rule 159 and ensure that investors had access to such information prior to the time of sale, including any contract of sale.

The Company will have the representation letter requested by the Staff uploaded on EDGAR early in the morning of December 15. In light of the prior filings of the acceleration requests seeking effectiveness on December 14 and the importance of a timely effective declaration to the pricing and closing of this offering, the Company and the Representatives respectfully request, and would very much appreciate, any assistance the Staff can provide in expediting its final review. This should in no way be interpreted as implying that the Staff has previously done otherwise, but is merely an indication of the importance the Company and the Representatives attach to the offering being declared effective as soon as practicable. In the meantime, please do not hesitate to contact the undersigned with any questions the Staff may have.

Very Truly Yours,

/s/ Robert W. Walter

Robert W. Walter

cc: Boulder Specialty Brands, Inc.

RWW

Enclosures

Robert W. Walter, Esq., 9660 East Prentice Circle, Greenwood Village, Colarado 80111